UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

General Form for Registration of Securities
of Small Business Issuers
Under Section 12(b) or (g) of
the Securities Exchange Act of 1934

Ambermax Corporation
(Name of Small Business Issuer)

Colorado	56-2592933
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

16200 WCR 18E, Loveland, Colorado, 80537
(Address of Principal Executive Offices including Zip Code)

970-635-0346
(Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered Under Section 12(g)
of the Act:

Common Stock, No Par Value
(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

Ambermax Corporation (the Company), was incorporated on June 19, 2006 under the laws of the State of Colorado to engage in any lawful corporate undertaking, including selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date; its only activity has been issuing shares to its original shareholders.

The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. Such a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating, negotiating, or merging with any target company, or that the terms of a proposed business combination may be acceptable.

The Company has been formed to provide a method for a foreign or domestic private company to become a reporting (public) company whose securities are qualified for trading in the United States secondary market.

There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These benefits are commonly thought to include the following:

•	the ability to use registered securities to acquire assets or businesses;

•	increased visibility in the marketplace;

•	ease of borrowing from financial institutions;

•	improved stock trading efficiency;

•	shareholder liquidity;

•	facilitating the raising of additional capital;

•	compensation of key employees through stock options;

•	enhanced corporate image;

•	a public presence in the United States capital market.

•	Target companies interested in a business combination with the Company may include:

•	a company for whom a primary purpose of becoming public is the use of its securities for the acquisition of other assets or businesses;

•	a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

•	a company which desires to become public with less dilution of its common stock than would occur upon an underwriting;

•	a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

•	a foreign company which may wish an initial entry into the United States securities market;

•	a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

•	a company seeking one or more of the other mentioned perceived benefits of becoming a public company.

A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the election by the target business of its own management and board of directors.

The proposed business activities described herein classify the Company as a blank check company. See GLOSSARY. The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Other than applying for a trading symbol and pre-clearing of the Company's shares for trading, management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. All of the shares currently issued are restricted and are not presently eligible for trading.

The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

The Company's business is subject to numerous risk factors, including the following:

WE HAVE NO OPERATING HISTORY, NO REVENUES, AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

THE NATURE OF OUR PROPOSED OPERATIONS IS SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination the success of the Company's operations may be dependent upon the management, operations, and financial condition of the target company. These and numerous other factors are beyond the Company's control.

THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company. Consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

WE HAVE NO AGREEMENT FOR ANY BUSINESS COMBINATION OR OTHER TRANSACTION. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a business entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved to consider a business combination with it. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

OUR MANAGEMENT HAS ONLY A LIMITED TIME COMMITMENT TO THE COMPANY. Our president has several business interests and will devote a limited amount of his time to the Company's business. While seeking a business combination, management anticipates devoting up to ten hours per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. We have not obtained key man life insurance on our officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations. See MANAGEMENT.

OUR SOLE OFFICER AND DIRECTOR MAY HAVE CONFLICTS OF INTEREST WITH THE BUSINESS OF OUR COMPANY. The Company's officer and director participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST.

BEING A REPORTING COMPANY COMPLICATES AND COULD DELAY AN ACQUISITION. Section 13 of the Securities Exchange Act of 1934 (the Exchange Act) requires us to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

WE HAVE A LACK OF MARKET RESEARCH AND NO MARKETING ORGANIZATION. We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for the type of merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

WE WILL ONLY ENGAGE IN A SINGLE ACQUISITION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with those operations.

CERTAIN REGULATIONS MAY APPLY TO OUR OPERATIONS. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have not obtained a formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. If we inadvertently violate such Act, we could be subjected to material adverse consequences.

THE VIEW OF THE SEC REGARDING RESALE OF CERTAIN SHARES MAY RESTRICT USE OF RULE 144. On January 21, 2000 the SEC wrote to Mr. Ken Worm of the NASD to express the view that certain securities issued by a Blank Check Company must be registered prior to sale and therefore holders of certain securities issued by a Blank Check Company cannot resell in reliance upon Rule 144. We believe the "Worm Letter" may adversely effect the liquidity of shares the Company may issue in connection with a planned business combination. One or more attractive prospects may choose to forego the possibility of a business combination with the Company rather than incur the expense associated with registration of certain shares.

THERE WILL BE A CHANGE IN MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require our Management to sell or transfer all or a portion of the Company's common stock held by them, and to resign as directors and officers of the Company. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

THE PLAN OF OPERATION PROVIDES FOR SUBSTANTIAL DILUTION TO OUR EXISTING SHAREHOLDERS AS A RESULT OF A MERGER. Our plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in a reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

WE MAY NOT BE ABLE TO ENGAGE IN A TAX FREE ACQUISITION. We intend to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. However, there can be no assurance that such a business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on the parties to the transaction and therefore the transaction itself.

THE REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management of the Company will require any potential business combination entity to provide audited financial statements. One or more attractive prospects may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements.

Such audited financial statements may not be immediately available. In such case, the Company intends to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement will be provided after closing of such a transaction. Closing documents relative thereto will include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

ITEM 2. PLAN OF OPERATION.

The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. The Company's sole officer and director has not engaged in any negotiations with any representative of any entity regarding the possibility of an acquisition or merger between the Company and such other entity.

The Company anticipates seeking out a target business through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Such persons will have no relationship to management.

The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting approximately 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Articles of Incorporation of the Company provide that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See FINANCIAL STATEMENTS. This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, and providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The officer and director of the Company has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business entity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable, but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. Management will meet personally with management and key personnel of the target business entity as part of its investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Exchange Act requires that any merger or acquisition candidate comply with all certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

Management of the Company will in all likelihood not be experienced in matters relating to the business of a target company, and will rely upon its own experience in accomplishing the business purposes of the Company. It is anticipated that outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has limited cash assets with which to pay such an obligation.

The Company will not restrict its search to any specific kind of firm, but may acquire a venture which is in its preliminary or development stage, one which is already in operation, or in a more mature stage of its corporate existence. The acquired business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated the merger or acquisition transaction.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction it is probable that the present Management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's director, as part of the terms of the acquisition transaction, likely will be required to resign and be replaced by one or more new directors without a vote of the Company's shareholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the Code).

With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

On January 21, 2000 the SEC wrote to Mr. Ken Worm of the NASD to express the view that certain securities issued by a Blank Check Company must be registered prior to sale and therefore holders of certain securities issued by a Blank Check Company cannot resell in reliance upon Rule 144. We believe the "Worm Letter" may adversely effect the liquidity of shares the Company may issue in connection with a planned business combination. One or more attractive prospects may choose to forego the possibility of a business combination with the Company rather than incur the expense associated with registration of certain shares.

The Company has adopted a policy that it will not seek an acquisition or merger with any entity in which the Company's officer, director, and controlling shareholder or any affiliate or associate serves as an officer or director or holds any ownership interest.

COMPETITION

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's extremely limited financial resources and limited management availability, it will continue to be at a significant competitive disadvantage compared to its competitors.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently occupies offices in the home of an officer and director at a month-to-month rental cost of $100 per month. Mr. Wiegand has agreed to continue this arrangement until the Company completes an acquisition or merger.

The Company has no present plans to acquire any assets or make any investments prior to completing a business combination.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of October 31, 2006, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

	Amount and Nature
Name and Address	of Beneficial	Percentage
of Beneficial Owner	Ownership	of Class

James B. Wiegand	400,000	38.1%
16200 WCR 18 E
Loveland, CO 80537

Martha Sandoval	400,000	38.1%
861 Ralston Creek Lane
Golden, CO 80403

All Executive Officers
and Directors and major shareholders as a group (2 persons)	800,000	76.2%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Company has one Director and one Officer as follows:

Name	Age	Positions and Offices Held
James B. Wiegand	60	President, Secretary and Director

There are no agreements or understandings for the officer and director to resign at the request of another person. Said officer and director is not acting on behalf of or at the direction of any other person.

James Wiegand has been an officer, director, and employee of the Company since its inception. Mr. Wiegand has been a director and president of Amery Coast Corporation, a business consulting service since 1996. Mr. Wiegand was a director and president of Solar Energy Research Corp., a publicly traded company, from 1973 until 1996. Mr. Wiegand obtained his Bachelor of Science Mechanical Engineering degree from the University of Denver, Denver, Colorado in 1969.

James Wiegand has prior experience with Blank Check Companies as follows:

		Date			Operating
Company	Status	Filed 10SB12G	File no.	Business Combination	Status

Preferred Financial Resources
(formerly Copper Corp.)	Delinquent	10/12/2001	000-33247	New Management 7/15/2002	Note 1

Mazal Plant Pharmaceuticals, Inc.
(formerly Akid Corporation )	Current	9/15/1999	000-27333	New Management 6/9/2005	Note 2

Downside Up, Inc.	Delinquent	2/28/2002	000-49896	New Management 7/9/2005	Note 3

Cytodyn, Inc.
(formerly Rexray Corp.)	Current	7/11/2002	000-49908	New Management 5/15/2002	Note 4

Jackray Corporation	Current	10/25/2005	0-51586	New Management 9/30/2006	Note 5

Clair Coast Corporation	Current	10/25/2005	0-51585	New Management 9/30/2006	Note 6

Pinel Bay Corporation	Current	8/30/2006	000-52204	None	Note 7

See Accompanying notes below.
____________

Note 1.
James Wiegand acquired control shares from CMS on 1/28/2002. New management was issued control shares in connection with Share Purchase Agreement. New management undertook an audit of its housing business. Further fillings to update progress of the transaction are delinquent.

Note 2.
James Wiegand acquired control shares from CMS on 1/28/2002. New management was issued control shares in exchange for control of its plant pharmaceutical company. Company has changed its name to Mazal Plant Pharmaceutical. New management has filed to register certain shares. Mazal’s common shares trade under the symbol “MZPP”

Note 3.	James Wiegand acquired control shares from CMS on 1/28/2002. Control shares were sold to new management. New management has not yet acquired an operating business.

Note 4.
James Wiegand incorporated Rexray Corporation and completed a private placement of common shares. Rexray acquired the assets of Cytodyn of New Mexico and changed its name to Cytodyn Inc. New Management registered certain shares and is preparing to submit its AIDS infusion drug, Cytolin, for FDA Phase II/III Testing. Cytodyn’s common shares trade on the Pink Sheets under the symbol “CYDY”.

Note 5.	James Wiegand incorporated Jackray Corporation and completed a private placement of common shares. Control shares were sold to new management.

Note 6.	James Wiegand incorporated Claire Coast Corporation and completed a private placement of common shares. Control shares were sold to new management.

Note 7.	James Wiegand incorporated Pinel Bay Corporation and completed a private placement of common shares. To date Pinel Bay corporation has been unable to consummate a business combination.

CONFLICTS OF INTEREST

Since the officers and director are engaged in other activities, Management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal for opportunities that come to Management's attention insofar as such opportunities may relate to the Company's proposed business operations.

A conflict may arise in the event that another blank check company with which Management is affiliated is formed and actively seeks a target business. It is anticipated that target businesses will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies. A target business may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

Mr. Wiegand intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that he would not attend to other matters prior to those of the Company. Mr. Wiegand projects that initially approximately ten hours per month of his time may be spent locating a target business. This amount of time would increase when the analysis of, and negotiations and consummation with, a target business are conducted.

The terms of a business combination may provide for a payment by cash or otherwise to Mr. Wiegand for the purchase of his common stock of the Company by a target business. Mr. Wiegand would directly benefit from such payment. Such benefits may influence Mr. Wiegand' choice of a target business.

Management may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target business to the Company where that reference results in the consummation of a business combination. The amount of any finder's fee will be subject to negotiation and cannot be estimated at this time. No finder's fee of any kind will be paid to the management of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

The Company's officer and director and affiliates and associates have not had any negotiations with any representatives of the owners of any target business or company regarding the possibility of a business combination.

The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management or their affiliates or associates:

(i)	Any lending by the Company to such persons;

(ii)	The issuance of any additional securities to such persons prior to a business combination;

(iii)	Entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or

(iv)	The payment of any finder's fees to such persons.

These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions would require the approval of the Board of Directors. Management does not intend to propose any such changes and does not anticipate that any such changes to these policies will occur.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the shareholders. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in a business combination which results in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the

Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

The Company's officer and director does not receive any compensation for services rendered to the Company, nor has he received such compensation in the past. As of the date of this registration statement, the Company has no funds available to pay its officer and director. Further, the officer and director is not accruing any compensation pursuant to any agreement with the Company.

The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

No retirement, pension, profit sharing, stock option, insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During June 2006, the Company issued a total of 400,000 shares of Common Stock to James B. Wiegand for services valued at $400 and a total of 400,000 shares of Common stock to Martha S. Sandoval for services valued at $400:

Name	Number of Total Shares	Consideration
James B. Wiegand	400,000	Services

Martha S. Sandoval	400,000	Services

The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director, or shareholders or their affiliates or associates will serve as an officer or director or hold any ownership interest. The proposed business activities described herein classify the Company as a blank check company. See GLOSSARY. The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

ITEM 8. DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 20,000,000 shares of common stock, no par value and 5,000,000 shares of preferred stock, no par value. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

The Company's Articles of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, no par value, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Colorado, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholder. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholder and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any preferred stock.

DIVIDENDS

The Company does not expect to pay dividends. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.

Glossary

Blank Check Company
As defined in Section 7(b)(3) of the Securities Act, a Blank Check Company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing penny stock securities as defined in Rule 3a51- 1 of the Exchange Act.

Exchange Act	The Securities Exchange Act of 1934, as amended.

Securities Act	The Securities Act of 1933, as amended.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

(a) Market Price. The Company's common stock is not quoted at the present time. The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a penny stock, for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

(i)	that a broker or dealer approve a person's account for transactions in penny stocks; and

(ii)	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

(i)	obtain financial information and investment experience and objectives of the person; and

(ii)
make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

(i)	sets forth the basis on which the broker or dealer made the suitability determination; and

(ii)	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the NASD), which administers the NASDAQ Stock Market, has recently adopted changes in the criteria for initial and continued eligibility for listing on the NASDAQ Stock Market. In order to qualify for listing on the NASDAQ SmallCap Market, a company must have at least:

(i)	net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000;

(ii)	public float of 1,000,000 shares with a market value of $5,000,000;

(iii)	a bid price of $4.00;

(iv)	three market makers;

(v)	300 shareholders; and

(vi)	an operating history of one year or, if less than one year, $50,000,000 in market capitalization.

For continued listing on the NASDAQ SmallCap Market, a company must have at least:

(i)	net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000;

(ii)	a public float of 500,000 shares with a market value of $1,000,000;

(iii)	a bid price of $1.00;

(iv)	two market makers; and

(v)	300 shareholders.

There can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on the NASDAQ SmallCap Market or a national or regional exchange, or be able to sustain the maintenance criteria necessary to insure continued listing. On January 21, 2000 the SEC wrote to Mr. Ken Worm of the NASD to express the view that certain securities issued by a Blank Check Company must be registered prior to sale and therefore holders of certain securities issued by a Blank Check Company cannot resell in reliance upon Rule 144. We believe the "Worm Letter" may adversely effect the liquidity of shares the Company may issue in connection with a planned business combination. One or more attractive prospects may choose to forego the possibility of a business combination with the Company rather than incur the expense associated with registration of certain shares. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification may result in the discontinuance of the inclusion of the Company's securities in such listing. In such event, trading, if any, in the Company's securities may then continue in the over-the-counter market. In such case, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

(b) Holders. As of September 30, 2006, there were 34 shareholders of the Company's Common Stock. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

(c) Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Company has sold securities which were not registered as follows:

DATE	NAME	SHARES	CONSIDERATION

June 19, 2006 (1)	James B. Wiegand	400,000	Services valued at $400

June 19, 2006	Martha S. Sandoval	400,000	Services valued at $400

July 1, 2006 -
August 31, 2006	32 Shareholders	325,000	$13,000

___________

(1) Mr. Wiegand is an officer and director of the Company.

With respect to the sales made, the Company relied on Section 4(2) of the Securities Act of 1933, as amended and qualified under the Blue Sky laws of the various limited number of states in which investors resided.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 7-109-102 of the Business Corporation Act of the State of Colorado provides that a Colorado corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Articles of Incorporation and the By-Laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the Business Corporation Act of the State of Colorado.

The Business Corporation Act of the State of Colorado provides that articles of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

(i)	for any breach of the director's duty of loyalty to the corporation or its stockholders;

(ii)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii)	under Section 7-106-401 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Business Corporation Act of the State of Colorado; or

(iv)	for any transaction from which the director derived an improper personal benefit.

The Company's Articles of Incorporation contain such a provision.

PART F/S

Financial Statements.

Attached are audited financial statements for the Company for the period ended September 30, 2006. The following financial statements are attached to this report and filed as a part thereof.

1) Index to Financial Statements
2) Independent Auditors' Report
3) Balance Sheets
4) Statements of Operations
5) Statement of Shareholders' Equity
6) Statements of Cash Flows
7) Notes to Financial Statements

AMBERMAX CORPORATION
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

OCTOBER 31, 2006

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Ambermax Corporation
Loveland, CO

We have audited the accompanying balance sheet of Ambermax Corporation (a development stage Company) (the Company) as of October 31, 2006, and the related statement of operations, stockholders’ equity (deficit) and cash flows for the period from inception of the development stage on June 19, 2006 through October 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ambermax Corporation (a development stage company) as of October 31, 2006, and the results of its operations and its cash flows for the period from inception of the development stage June 19, 2006 through October 31, 2006, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has incurred significant losses which have resulted in an accumulated deficit and has a deficit in working capital, raising substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
January 17, 2007

AMBERMAX CORPORATION
(A Development Stage Company)
Balance Sheet

ASSETS

October 31, 2006
Cash	$12,925

TOTAL ASSETS	$12,925

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities	$-

STOCKHOLDERS’ EQUITY

Common stock: 20,000,000 shares authorized of
no par value, 1,025,000 shares issued and
outstanding	13,800
Additional paid-in capital	400
Deficit accumulated during the development stage	(1,275)

Total Stockholders’ Equity	12,925

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$12,925

The accompanying notes are an integral part of these financial statements.

AMBERMAX CORPORATION
(A Development Stage Company)
Statement of Operations

From Inception on June 19, 2006 to October 31, 2006

REVENUES	$-

OPERATING EXPENSES

General and administrative	1,275

NET LOSS	$(1,275)

Basic and diluted loss per share	$(0.00)

Weighted average number of shares outstanding	1,013,835

The accompanying notes are an integral part of these financial statements.

AMBERMAX CORPORATION
(A Development Stage Company)
Statement of Stockholders' Equity

				Deficit
				Accumulated
			Additional	During
	Common Stock		Paid-in	Development
	Shares	Amount	Capital	Stage

Balance, June 19, 2006 (inception)	-	$-	$-	$-

Common stock issued for Organizational services	800,000	800	-	-

Common stock issued for cash at $0.04 per share	325,000	13,000	-	-

Capital contribution	-	-	400	-

Net loss for the year ended October 31, 2006	-	-	-	(1,275)

Balance, October 31, 2006	1,125,000	$13,800	$400	$(1,275)

The accompanying notes are an integral part of these financial statements.

AMBERMAX CORPORATION
(A Development Stage Company)
Statement of Cash Flows
From Inception on June 19, 2006 to October 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,275)
Capital contribution	400
Common stock issued for services	800

Net Cash Used in Operating Activities	(75)

CASH FLOWS FROM INVESTING ACTIVITIES

Net Cash from Investing Activities	-

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of common stock	13,000

Net Cash Provided by Financing Activities	13,000

NET INCREASE IN CASH	12,925

CASH AT BEGINNING OF PERIOD	-

CASH AT END OF YEAR	$12,925

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Cash Paid For:

Interest	$-
Income taxes	$-

Common stock issued for services	$800

The accompanying notes are an integral part of these financial statements.

AMBERMAX CORPORATION
(A Development Stage Company)
Notes to the Financial Statements
October 31, 2006

NOTE 1 -     ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

Ambermax Corporation (the “Company”) was initially incorporated on June 19, 2006 in the State of Colorado. On June 19, 2006, the Company authorized 800,000 shares of its no par common stock to be issued to an officer and director as payment for $800 in fees and expenses incurred as part of organizing the Company.

The Company is a development stage enterprise in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 and is considered a “shell” or “blank check” company. The Company has been in the development stage since inception and has no revenue-producing operations to date. The Company’s business plan is to evaluate, structure and complete a merger with, or acquisition of, a privately owned corporation.

b. Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected an October 31 year-end.

d. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

AMBERMAX CORPORATION
(A Development Stage Company)
Notes to the Financial Statements
October 31, 2006

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Income Taxes (Continued)

Net deferred tax liabilities asset consists of the following components as of October 31, 2006:

Deferred tax assets:
NOL Carryover	$185

Deferred tax assets liabilities:

Valuation allowance	(185)

Net deferred tax asset	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 18.94% to pretax income from continuing operations for the years ended October 31, 2006 due to the following:

Book Income	$(500)
Contributed services	315

Change in valuation allowance	185
$-

At October 31, 2006, the Company had net operating loss carryforwards of approximately $185 that may be offset against future taxable income from the year 2006 through 2026. No tax benefit has been reported in the October 31, 2006 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

AMBERMAX CORPORATION
(A Development Stage Company)
Notes to the Financial Statements
October 31, 2006

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Loss per Common Share

The Company reports net loss per share using a dual presentation of basic and diluted loss per share. Basic net loss per share excludes the impact of common stock equivalents. Diluted net loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. At October 31, 2006 there were no variances between the basic and diluted loss per share as there were no potentially dilutive securities outstanding.

g. Development Stage

The Company is in the development stage in accordance with Statements of Financial Accounting Standards (SFAS) No. 7 “Accounting and Reporting by Development Stage Enterprises”. As of October 31, 2006 the Company has devoted substantially all of its efforts to financial planning and acquiring and reconditioning a sailing vessel.

h. Newly Adopted Accounting Pronouncements

New accounting pronouncements that have a current or future potential impact on our financial statements are as follows:

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated the impact of the adoption of SFAS 151, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

AMBERMAX CORPORATION
(A Development Stage Company)
Notes to the Financial Statements
October 31, 2006

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h. Newly Adopted Accounting Pronouncements (continued)

In December 2004, the FASB issued SFAS No.152, "Accounting for Real Estate Time-Sharing Transactions--an amendment of FASB Statements No. 66 and 67" ("SFAS 152) The amendments made by Statement 152 This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The Company has evaluated the impact of the adoption of SFAS 152, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions."The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. The Board believes that exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the Board believes this Statement produces financial reporting that more faithfully represents the economics of the transactions. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this Statement shall be applied prospectively. The Company has evaluated the impact of the adoption of SFAS 153, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

AMBERMAX CORPORATION
(A Development Stage Company)
Notes to the Financial Statements
October 31, 2006

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h. Newly Adopted Accounting Pronouncements (continued)

In December 2004, the FASB issued SFAS No.123 (revised 2004), "Share-Based Payment". Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The Company adopted Statement 123(R) in December of 2005.

In December 2004, the Financial Accounting Standards Board issued two FASB Staff Positions - FSP FAS 109-1, Application of FASB Statement 109 "Accounting for Income Taxes" to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, and FSP FAS 109-2 Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. Neither of these affected the Company as it does not participate in the related activities.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Management is currently evaluating the impact SAB 107 will have on our financial statements.

AMBERMAX CORPORATION
(A Development Stage Company)
Notes to the Financial Statements
October 31, 2006

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h.  Newly Adopted Accounting Pronouncements (Continued)

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its financial position or results of operations or cash flows.

In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections.” This new standard replaces APB Opinion No. 20, “Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements,” and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The Company has evaluated the impact of the adoption of Statement 154 and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In February of 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which is intended to simplify the accounting and improve the financial reporting of certain hybrid financial instruments (i.e., derivatives embedded in other financial instruments). The statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125.” SFAS No. 155 is effective for all financial instruments issued or acquired after the beginning of an entity's first fiscal year that begins after September 15, 2006.. The Company is currently evaluating the impact SFAS No. 155 will have on its financial statements, if any.

AMBERMAX CORPORATION
(A Development Stage Company)
Notes to the Financial Statements
October 31, 2006

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i. Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2 -	RELATED PARTY TRANSACTIONS

Common Stock

On June 19, 2006, the Company authorized to be issued to its president 400,000 shares of its no par common stock as payment for $400 in fees and expenses incurred as part of organizing the Company. The certificates were physically issued subsequent to year end.

On June 19, 2006, the Company authorized to be issued to its secretary 400,000 shares of its no par common stock as payment for $400 in fees and expenses incurred as part of organizing the Company.  Prior to October 31, 2006, the secretary and director resigned as both secretary and director. The certificates were physically issued subsequent to year end.

Office Space

The Company’s president and sole director contributed office space to the Company for the period presented in the accompanying financial statements. The office space was valued at $100 per month based on the market rate in the local area and is included in the accompanying financial statements as Operating Expense with a corresponding credit to Additional paid-in capital.

NOTE 3 -    COMMON STOCK TRANSACTIONS

During July 2006, the Company offered for sale 500,000 shares at of its common stock at a price of $0.04 per share. As of October 31, 2006, the Company had authorized the issuance of 325,000 shares for proceeds of $13,000. The offering was made in reliance on an exemption from registration of a trade in the United States under Section 4(2) of Regulation D of the United States Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. All sales were conducted through the Company’s officer and director. The certificates were physically issued subsequent to year end.

AMBERMAX CORPORATION
(A Development Stage Company)
Notes to the Financial Statements
October 31, 2006

NOTE 4 -	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is a development stage enterprise with losses since inception and a limited operating history. These factors, among others, may indicate that the Company will be unable to continue as a going concern for reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company intends to seek additional funding through equity offerings to fund its business plan. There is no assurance that the Company will be successful in raising additional funds.

NOTE 5 -  SUBSEQUENT EVENTS

In January 2007 the Company issued the 1,125,000 shares of common stock that were authorized during the year ended October 31, 2006.

PART III

ITEM 1. INDEX TO EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION

3.1	Articles of Incorporation
3.2	By-laws
23.1	Auditor Consent

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

AMBERMAX CORPORATION

Date: 2/5/2007	By:	/s/ James B. Wiegand
James B. Wiegand, President